Exhibit 99.2

Jupai Holdings Limited Announces Changes to
Senior Management Team and Board of Directors

SHANGHAI, May 8, 2017 - Jupai Holdings Limited (“Jupai” or the “Company) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced changes to the senior management team and board of directors of the Company (the “Board”).

Mr. Jianda Ni has been appointed as the Chief Executive Officer of the Company and the Co-Chairman of the Board, effective immediately. Upon assuming his new roles, Mr. Ni no longer serves as the Executive Chairman of the Board.

Mr. Tianxiang Hu has resigned as the Chief Executive Officer of the Company, effective immediately, due to personal reasons. Mr. Hu remains as the Co-Chairman of the Board.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6026 9129
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (10) 8429 9544
Email: Jupai-IR@thefootegroup.com